Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends

(In thousands)

	City Office REIT Inc.			City Office REIT, Inc. Predecessor
	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015	Period from April 21, 2014 to December 31, 2014	Period from January 1, 2014 to April 20, 2014	Year ended December 31, 2013
Earnings

Add:

Income/(Loss) from continuing operations before adjustment for income or loss from equity investees	9,158	376	(7,667)	(6,855)	(2,530)	(4,580)

Fixed charges	20,173	14,761	11,353	7,180	3,772	5,368

Distributed income of equity investees	—	—	—	—	—	403

Subtract:
Capitalized interest	—	—	—	—	—	—

Total Earnings	29,331	15,137	3,686	325	1,242	1,191
Fixed Charges

Interest expense	20,173	14,761	11,353	7,180	3,772	5,368
Capitalized interest
Rental expense at computed interest factor(1)	—	—	—	—	—	—

Total Fixed charges	20,173	14,761	11,353	7,180	3,772	5,368
Preferred Stock Dividends	7,411	1,781	—	—	—	—

Consolidated Fixed Charges and Preferred Stock Dividends	27,584	16,542	11,353	7,180	3,772	5,368

Consolidated ratio of earnings to fixed charges	1.06	0.92	0.32	0.05	0.33	0.22

Inadequate amount	—	1,405	7,667	6,855	2,530	4,177

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.